Julia Aryeh Senior Counsel 345 Park Avenue New York, NY 10154	Direct 212.407.4043 Main 212.407.4000 Fax 212.407.4990 jaryeh@loeb.com

September 30, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attn: Eric McPhee, Mark Rakip, Ruairi James Regan and Jeffrey Gabor.

Re:	Bitcoin Infrastructure Acquisition Corp Ltd.

Registration Statement on Form S-1

Filed August 28, 2025

File No. 333-289903

On behalf of our client, Bitcoin Infrastructure Acquisition Corp Ltd., a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the responses to the comments contained in the Staff’s letter dated September 24, 2025 on the Company’s registration statement on Form S-1 filed on August 28, 2025 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”) and certain exhibits via EDGAR with the Commission.

The Staff’s comments are repeated below in bold and are followed by the responses. We have included page references in the Amendment where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment. In addition to addressing the Staff’s comments, the Amendment has been updated to include additional founder shares issued to the Sponsor.

Registration Statement on Form S-1 filed August 28, 2025

Cover Page

1.	We note your disclosure that the you will redeem 100% of the public shares at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned thereon (which interest shall be net of taxes payable by us and up to $100,000 of interest to pay dissolution expenses). Please clarify if the taxes referenced here includes only income taxes or may also include the excise taxes referenced on page 64.

Response: We have revised the disclosure on the cover page and on pages 42, 53, 54, 75, 92, 148, 181 and 190 of Amendment No. 1 in response to the Staff’s comment.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

United States Securities and Exchange Commission September 30, 2025 Page 2

2.	We note your disclosures here, and elsewhere in your prospectus, that Meteora, for which Mr. Mittal serves as the Managing Member and Chief Investment Officer or its affiliates, may purchase additional public shares which they have agreed to vote in favor of your initial business combination. Please reconcile these disclosures with your statements on page 36 indicating that any such purchases would be at a price no higher than the price offered through your redemption process and that such shares would not be voted in favor of approving the business combination transaction.

Response: We have revised the disclosure on the cover page and on pages 4, 32, 46, 51, 129 and 145 of Amendment No. 1 in response to the Staff’s comment.

Prospectus Summary, page 1

3.	We note your disclosure on page 4 that the management and control of the Sponsor is vested exclusively with Vikas Mittal and the directors of the Sponsor. Please revise to disclose the persons or affiliated groups who may have direct and indirect material interests in the sponsor, as well as the nature and amount of their interests. See Item 1603(a)(7) of Regulation S-K.

Response: We have revised the disclosure on pages 1 and 29 of Amendment No. 1 in response to the Staff’s comment.

Prior SPAC Experience, page 10

4.	Please revise to include more detailed disclosure regarding any SPAC experience your sponsor, affiliates, management may have. Please revise to disclose the financing needed for the transactions and the level of redemptions. Also, disclose any extensions and redemption levels in connection with an extension and/or business combination. See Item 1603(a)(3) of Regulation S-K. Please clarify how opportunities to acquire targets are allocated among SPACs.

Response: We have revised the disclosure on pages 10 and 11 of Amendment No. 1 in response to the Staff’s comment.

Use of Proceeds, page 115

5.	Please tell us what consideration you gave to disclosing the payment of other expenses associated with your initial business combination, including payment of deferred underwriting commissions to the underwriter. Refer to Item 504 of Regulation S-K.

Response: We have revised the disclosure on page 115 of Amendment No. 1 in response to the Staff’s comment.

United States Securities and Exchange Commission September 30, 2025 Page 3

Dilution, page 119

6.	We note that the deferred underwriting commissions are payable to CCM based on the percentage of funds remaining in the trust account after redemptions of public shares. Please tell us how you considered this for the various redemption scenarios within your dilution table given the impact of deferred underwriting commissions is depicted as $8 million under each quartile redemption interval.

Response: We have revised the disclosure on the cover page and on pages 119 and 120 of Amendment No. 1 in response to the Staff’s comment.

Conflicts of Interest, page 158

7.	Given the involvement of certain of your directors and officers with other SPACs please explain the basis for your statements here and elsewhere in your prospectus that you do not believe that the fiduciary or contractual obligations or duties of your officers or directors will materially affect your ability to complete a business combination.

Response: We have revised the disclosure on pages 43, 88, 158 and 166 of Amendment No. 1 in response to the Staff’s comment.

Underwriting, page 214

8.	Please clarify the references to the deferred underwriting commissions being based on the percentage of funds remaining in the trust account after redemptions of public shares on the cover page and page 121.

Response: We have revised the disclosure on page 215 of Amendment No. 1 in response to the Staff’s comment.

Should you have any questions about the responses contained herein, please contact me by telephone at (212) 407-4043 or via email at jaryeh@loeb.com.

Sincerely,

/s/ Julia Aryeh

Julia Aryeh

Senior Counsel

Cc:	Alexandria Kane